EXHIBIT 18.1
September 8, 2008
Board of Directors
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254
Dear Directors:
We are providing this letter solely for inclusion as an exhibit to PMFG Inc.’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2008, as set forth in our report dated September 8, 2008. As stated in Note A to those financial statements, the Company changed its accounting for valuing inventory from the lower of first-in first-out cost method or market to the lower of weighted average cost method or market. Note A also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it is more consistent with the Company’s manufacturing cost work flow.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that they newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ Grant Thornton LLP